SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated  May 6, 2026, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	03/31/2026	03/31/2025
Results of the fiscal year (Nine month period)	239,741	46,497
Attributable to:
Shareholders of the controlling company	227,537	44,314
Non-controlling interest	12,204	2,183

2. Other comprehensive income for the fiscal year	in million of ARS
	03/31/2026	03/31/2025
Other comprehensive income for the fiscal year (Nine month period)	(1,444)	(1,034)
Attributable to:
Shareholders of the controlling company	(1,010)	(490)
Non-controlling interest	(434)	(544)

3. Total comprehensive income for fiscal year	in million of ARS
	03/31/2026	03/31/2025
Total comprehensive income for fiscal year (Nine month period)	238,297	45,463
Attributable to:
Shareholders of the controlling company	226,527	43,824
Non-controlling interest	11,770	1,639

4. Equity details	in million of ARS
	03/31/2026	03/31/2025
Share Capital	8,020	7,485
Treasury shares	88	92
Comprehensive adjustment of capital stock and of treasury shares	574,615	574,583
Warrants	-	32,710
Share Premium	808,381	847,076
Premium for trading of treasury shares	(79,646)	(80,071)
Legal Reserve	95,841	83,603
Special Reserve (Resolution CNV 609/12)	323,450	323,450
Cost of treasury share	(8,205)	(8,981)
Reserve for future dividends	-	-
Reserve for conversion	(6,850)	(5,574)
Special Reserve	89,286	61,900
Other reserves	(163,909)	(163,571)
Retained earnings	281,294	98,691
Shareholders’ Equity attributable to controlling company’s shareholders	1,922,365	1,771,393
Non-controlling interest	115,884	119,237
Total shareholder's equity	2,038,249	1,890,630

Pursuant to Article 63, last paragraph, of the aforementioned Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 8,107,971,200 (including treasury shares) represented by  810,797,120 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each, of which 774,190,153 registered, non-endosable common shares with Nominal Value of ARS 10 each with the right to 1 vote each, are issued and duly registered and 36,606,967 registered, non-endosable common shares with Nominal Value of ARS 10 each and entitled to 1 vote each are in the process of registration. The total number of outstanding shares is 810,676,192.

The Company's market capitalization as of March 31, 2026 was approximately USD 1,314 million (81,079,712 GDS with a price per GDS of USD 16.21).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 433,202,111 shares directly, which represents 53.44% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of March 31, 2026, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 377,474,081 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 46.56% of the issued share capital.

It should be noted that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of the filing date, the number of outstanding warrants is 26,392,876.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 853,994,340 (considering the current conversion ratio of 1.6367 shares of nominal value ARS 10 per option). We also inform that if Cresud, were to exercise its warrants like the rest of the shareholders, its stake would increase by 40,626,679 ordinary shares, which would mean a 55.49% stake on the share capital (net of treasury shares), it corresponds to 473,828,790 ordinary shares.

Among the news of the period ended on March 31, 2026, and subsequent, the following can be highlighted:

●
Net income for the first nine months of 2026 amounted to ARS 239,741 million, compared to ARS 46,497 million in the same period of the previous year, while Adjusted EBITDA from rental segments reached ARS 232,327 million in the first nine months of 2026, increasing 4.6% year-over-year, with solid performance across all three segments: shopping malls, offices, and hotels.

●
In the Shopping Malls segment, revenues and Adjusted EBITDA  increased by 2.4% and 2.0%, respectively, during the first nine months of fiscal year 2026, driven by higher base rent and other fixed components.

●
We maintained 100% occupancy in our premium office portfolio during the third quarter, while the Hotels segment continued to show a recovery in revenue and EBITDA levels .

●
During the quarter, we launched a new 15,350 sqm GLA office building at Polo Dot (northern area of the City of Buenos Aires), which will expand and integrate the Zetta building, with Mercado Libre as the main tenant. We also continued advancing the construction of the Distrito Diagonal shopping mall in La Plata and the Del Plata building in downtown Buenos Aires .

●
During the quarter, we executed swap agreements for two new lots at Ramblas del Plata for USD 11.3 million and continued advancing infrastructure works at the plot, while awaiting project definition and the start of construction of the first buildings, expected in the next fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 6, 2026
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